SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera, y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD SACIF y A
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 2, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 2, 2014. The Company reported that its Board of Directors has called an Ordinary and Extraordinary Shareholders's Meeting to be held on October 31, 2014, at 15:00hs outside the registered office, at Bolívar 108, Floor 1º, City of Buenos Aires, to discuss the following agenda:
1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.
2. Consideration of the documents provided for under Section 234, Subsection 1, Law 19,550, corresponding to fiscal year ended 06.30.2014.
3. Consideration of the income of the fiscal year ended 06.30.2014 which posted a loss in the amount of $ 888.382 Thousand. Consideration of the reversal of the balance sheets accounts to bear the loss.
4. Consideration of the application of treasury stock. Delegations.
5. Consideration of the Plan for the Repurchase of Stock and ADRS issued by the Company. Delegation to the Board of Directors of the powers to implement their allocation.
6. Consideration of Board of Directors' performance.
7. Consideration of Supervisory Committee's performance.
8. Consideration of the compensation to the Board of Directors ($ 12,844,149 allocated amount) for the fiscal year ended 06.30.2014 which posted a computable loss according to the regulations of the Securities Exchange Commission. Delegation to the Board of Directors of the approval of the Auditing Committee' budget.
9. Consideration of the compensation to the Supervisory Committee for the fiscal year ended 06.30.2014.
10. Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.
11. Appointment of Regular and Alternate Members of the Supervisory Committee.
12. Appointment of Certifying Accountant for the next fiscal year and determination of his/her compensation. Delegations.
13. Updating of report on Shared Services Agreement.
14. Treatment of amounts paid as consideration for shareholders’ Personal Assets Tax.
15. Consideration of the amendment to Section One of the By-laws and restatement according to the Capital Markets Act in force.
16. Consideration of amendment to Section Twenty-four (shareholders' meetings remote attendance) of the By-laws.
17. Updating of the report on the Incentive Plan for the benefit of the officers of the Company as approved and ratified by the shareholders' meetings of the years 2009/2010/2011/2012 and 2013. Ratification of the allocation and application to the Incentive Plan provided for at shareholders' meeting dated 10.31.2011. Approval of changes according to the objections raised by the Securities Exchange Commission, including the assignment of the stock economic benefits rights under the Plan. Incorporation of a benefit designed for the entire staff. Extension of the delegation of the implementation, approval, ratification and/or rectification powers to the Board of Directors, for another term, if applicable.
18. Consideration of the renewal of the delegation to the Board of Directors of the powers to establish the time and currency of issuance and other terms and conditions with regard to the issuance of securities under the Global Program for the Issuance of Notes, up to the amount of USD 300,000,000, currently in effect, in accordance with the provisions approved by shareholders' meetings dated October 31, 2012 and approved pursuant to Resolution of the Securities Exchange Commission Nº 17,206, dated October 22, 2013.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires, from 10 to 18 h., until October 27, 2014 inclusively. A certificate of admission to the Shareholders’ Meeting will be supplied. When considering items 13 to 18 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain, Chairman, appointed according to minutes of Shareholders’ Meeting dated 10.31.2011 and Board of Directors’ Meeting of allocation of duties dated 11.01.2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 3, 2014